NEWS RELEASE


For media information
Neil McGlone                                       Jack Finney
Michael A. Burns & Associates                      Retalix USA
+1-214-521-8596                                    +1-215-953-5889
nmcglone@mbapr.com                                 Jack.finney@retalix.com

For Immediate Release

                     Major Release of Retalix PowerWarehouse

               Improves Warehouse Management for Food Distributors

         Release 6 Adds Enhanced Visibility, Flexibility and Useability

     Dallas, TX; October 24, 2007 - Retalix(R) (Nasdaq: RTLX), a global provider of software solutions for distributors and retailers, today announced the immediate general availability of Retalix PowerWarehouse Release 6.0.1.

     Retalix PowerWarehouse is specifically designed for route-based, multi-stop food distributors seeking higher operational efficiencies and improved customer service. New features in Release 6 allow better visibility throughout the process, increased flexibility and controls in the set-up, and easier navigational flows in the modules.

     Retalix PowerWarehouse 6.0 provides:

     o flexibility in its productivity standards configuration. The more than 50 elements of engineering time standards are now user defined to align with actual class of trade and end-user workflows to improve measurement reporting and audit efficiencies.

     o enhanced navigational capabilities. Every menu option has been re-engineered to enable fewer screens to view and execute the same task. Utility tools have been added to simplify and quicken help desk-related actions.

     o enhanced voice application capabilities. Voice loading is available and the framework for future voice applications such as voice cycle counting has also been engineered into this release.

     o enhanced reporting capabilities. Users will find it easier and faster to access data with improved menu screens navigation and new drill-down capabilities.

         In short, Retalix Power Warehouse 6.0 will enable more efficient food warehouse operations, regardless of trade, with less need for customization.

      "Retalix PowerWarehouse Release 6 represents more than 10,000 man-hours of development, quality assurance and consulting expertise," said Ray Carlin, executive vice president of Retalix USA. "It enables our customers to run their operations more productively and make life easier for their employees. This major release also demonstrates our continued commitment to invest in and add innovative new features to our current supply chain platforms."

     Retalix customers can learn more about the features and benefits of PowerWarehouse during presentations and demonstrations at the company's upcoming 2007 Global Synergy Conference, to be held October 28-30 at the Hilton Anatole Hotel in Dallas, Texas.

     Current PowerWarehouse customers under maintenance agreements will receive the new release free of charge.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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